INTACTA                                             Investor Relations Contact
TECHNOLOGIES INC.                                               Sandra Buschau
                                                           Tel: (604) 684-4691
                                                           Fax: (604) 684-4601
                                                       E-mail: sandy@ipm.bc.ca


FOR IMMEDIATE RELEASE

             INTACTA CLOSES ON ADDITIONAL PORTION
                 OF PRIVATE PLACEMENT OFFERING

Atlanta, Georgia (June 15, 2000); Intacta Technologies Inc., (OTC BB:
ITAC.OB), announced the closing of an additional 8.25 Units in its private placement, each Unit consisting of a $100,000 principal amount promissory note and warrants to purchase 25,000 shares of common stock at an exercise price of $3.50 per share, for additional gross proceeds to the Company of $825,000.
The Company had previously reported the closing of the private placement on
16.75 Units in late May. With the second closing, the Company has sold all of the Units offered in the private placement. The securities sold in the private offering have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Intacta is a U.S. based technology developer headquartered in Atlanta, Georgia with research and development facilities in Beer Sheva, Israel. The Company has developed a technology designed to bridge enterprise communications and information management systems across digital and non-digital media, by combining, in one unique solution, compression, error correction and encoding and decoding of digital data. The principal applications for which the technology has developed and on which the Company is focusing its marketing efforts are the integration of the technology with existing enterprise systems for the secure transmission of data via the Internet, wireless and other electronic means of communications and secure document management, authentication and archiving.

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